Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

By EDGAR Transmission

June 26, 2012

United States

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Santa Fe Petroleum, Inc. (f/k/a Baby All Corp.)
Form 8-K
Filed May 11, 2012
File No. 333-173302

Dear Mr. Mancuso:

On behalf of Santa Fe Petroleum, Inc., f/k/a Baby All Corp., a Delaware corporation (the “Company”), we hereby submit the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 7, 2012, providing the Staff’s comments with respect to the above-referenced Current Report on Form 8-K (the “Form 8-K”).

We appreciate the comments of the Staff and the opportunity to respond. For the convenience of the Staff, the Staff’s comments are included and followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we” and “our” refer to the Company.

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your filing that you are an emerging growth company and revise your document to:

•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(A)(a) and (b) of the Securities Exchange Act of 1934; and
•	State your election under Section 107(b) of the JOBS Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the beginning of its Form 8-K to include the following language:

“Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an “emerging growth company,” as that term is defined in the Jumpstart our Business Startups Act of 2012, or the “JOBS Act.” An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise generally applicable to public companies. These provisions include:

o	A requirement to have only two years of audited financial statements and only two years of related MD&A in a registration statement;
o	Exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting;
o	Reduced disclosure about our executive compensation arrangements; and
o	No non-binding advisory votes on executive compensation or golden parachute arrangements.

Some of these exemptions, such as the exemption from the auditor attestation requirement and the exemption from say-on-pay votes, are already available to us as a “smaller reporting company,” as that term is defined in Regulation S-K of the Securities Act of 1933, as amended (the “Securities Act”). Under the JOBS Act, we may take advantage of these provisions for up to five years, or until such earlier time as we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our shares of common stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three year period. We may choose to take advantage of some, but not all, of these reduced burdens. We have not taken advantage of any of these reduced reporting burdens in this Form 8-K, although we may choose to do so in future filings. If we do, the information that we provide to our shareholders may be different than what our shareholders might get from other public companies in which they hold equity interests.”

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

•	The Company has revised the section entitled “Risk Factors” to include the following:

“Pursuant to the recently enacted JOBS Act, we may take advantage of an extended transition period for complying with new or revised accounting standards, which could have a negative effect on the trading market for our shares.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other companies that comply with public company effective dates. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We cannot predict if investors will find our capital stock less attractive because we rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares, and our trading price may be more volatile.”

•	The Company has revised the section entitled “Critical Accounting Policies, as well as Footnote 3, “Summary of Significant Accounting Policies” to include the following:

“JOBS Act and Emerging Growth Company

Section 107 (b) of the JOBS Act provides that an “emerging growth company” can take advantage of the transition period for complying with new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1 of the Jobs Act. This election allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies. As a result of this election, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.”

2.	Please revise to describe your business development during the last three years, including a description of your business as Baby All Corp. before the share exchange, a discussion of what occurred in your business that lead to the share exchange and a discussion of the status of your prior business as Baby All Corp. after the share exchange. Also include in this section the history of the Barnett Cody #1A test mentioned in Note 5 to your financial statements on page 47 and in the last paragraph of Note 8 on page 50, and the Santa Fe Land LLC transaction mentioned in the first paragraph and penultimate sentence of Note 4.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “Description of Business” in its Form 8-K to include the following language:

“On May 10, 2012, Santa Fe Petroleum, Inc., f/k/a Baby All Corp., a Delaware corporation (the “we,” “us,” “our,” or the “Company”), entered into a Share Exchange Agreement (the “Exchange Agreement”), with Santa Fe Operating, Inc., a Delaware corporation engaged in the exploration and production of oil and gas (“SFO”), Tom Griffin, an individual, on behalf of the holders (the “SFO Shareholders”) of 100% of the issued and outstanding common stock of SFO (the “SFO Stock”), and Efrat Schwartz, an individual and the holder of a majority of the issued and outstanding shares of our common stock, par value $0.0001 per share (the “Common Stock”). Pursuant to the Exchange Agreement, each SFO Shareholder was issued one share of Common Stock in exchange for all of its shares of SFO Stock (the “Exchange”). Pursuant to the terms of the Exchange Agreement, the Exchange closed on May 20, 2012 (the “Closing Date”). As a result, (i) we issued an aggregate of 33,478,261 shares of Common Stock to the SFO Shareholders; (ii) we issued warrants to purchase an aggregate of 6,764,856 shares of Common Stock to the SFO Shareholders, at an exercise price of $0.50 per share; and (iii) SFO became a wholly-owned subsidiary of ours.

Prior to the Exchange, our business plan was to seek third party entities interested in licensing the rights to manufacture and market the patent design of an “infant medicine dispenser.” We were incorporated in Delaware on November 30, 2010, and a Design Patent Transfer and Sale Agreement was signed between Mrs. Julie Franchi (the inventor and seller), in relation to a patented technology on December 13, 2010, granting us exclusive rights, title and interest in and to the Design Patent Number: 380828 and all Intellectual Property rights, free and clear of any lien, charge, claim, preemptive rights, etc. for an infant medicine dispenser. We were not able to commercialize the product due to a lack of funds, and we did not build a prototype. Hence, no testing has been done to determine the ability of the technology to perform as we expect, its reliability or its cost effectiveness. As a result, we were not able to commence operations under the infant medicine dispenser business plan and were in the development stage at the time of the Exchange.

As the result of the Exchange, we are now a development stage company engaged in the acquisition, exploration, and development of oil and gas properties. In addition to the development of our existing property interests, we intend to acquire additional oil and gas interests in the future. Management believes that our future growth will primarily occur through the acquisition of additional oil and gas properties following extensive due diligence by our company. We also may elect to proceed through collaborative agreements and joint ventures in order to share expertise and reduce operating costs with other experts in the oil and gas industry. The analysis of new property interests will be undertaken by or under the supervision of our management and board of directors. Although the oil and gas industry is currently very competitive, management believes that many undervalued prospective properties remain available for acquisition purposes.

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

Our principal asset consists of an unevaluated oil and natural gas property in Comanche County, Texas, which approximated $494,000 as of December 31, 2011.

The unevaluated oil and natural gas property was originally drilled in 2009, as the Barnett Cody #1A test. However, additional capital was needed for us to commence further drilling activities. As a result of the additional capital requirements, the reservoir analysis has not yet being completed. As such, we have classified the oil and natural gas property as unevaluated as of December 31, 2011. As of December 31, 2011, the primary term of our oil and natural gas lease was through March 2012; however, subsequent to December 31, 2011, we extended the primary term through March 2014.

On May 11, 2011, we acquired 100 percent of the member units (the “SFL Acquisition”) of Santa Fe Land, LLC (“SFL”), a Texas limited liability company and a wholly-owned subsidiary of SFO. We issued 33,478,261 shares of common stock and 1,999,150 warrants to SFL member unit holders in exchange for their LAND member units. The SFL member unit holders were comprised entirely of entities under the control of Tom Griffin, the Company’s Chairman of the Board and a related party (the “Principal Stockholder”). The acquisition of SFL is being accounted for as a combination of entities under common control. Therefore, the acquisition has been recorded at the historical cost basis of the assets transferred. The warrants to purchase common stock of the Company are at an exercise price of $0.50 per share and have a three year exercise period.

In connection with the SFL Acquisition, we acquired SFL’s oil and natural gas working interests of 100% with a net revenue interest of 75% for the Barnett Cody #1A in Comanche County, Texas. Additionally, we acquired approximately 76 acres of a mineral lease of land as part of the SFL Acquisition.”

3.	Please disclose the material terms of the leases you have the option to purchase under the Lease Acquisition Agreement, including the material obligations of the parties, the drilling and production requirements mentioned on page 15, the duration, and material termination provisions. Also disclose the number of leases currently subject to the option and whether you have acquired any leases. Separately indicate the acreage addressed by leases you have acquired and leases you have the right to acquire.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “Description of Business” in its Form 8-K to include the following language:

“SFL has entered into Lease Acquisition Agreements (the “Lease Acquisition Agreements”) with Langtre LLC and Woodlake, LLC (together, the “Land Banks”), both of which are wholly-owned by Long Branch Petroleum, LP (“LB”) and Santa Fe Petroleum, LLC (“SFP”), the managing member of LB. The President of both LB and SFP is Tom Griffin, our President and Chairman of the Board. The arrangement with the Land Banks, and other similar arrangements we intend to enter into, is designed to allow us to build an inventory of oil and gas leases utilizing less of our available funds. As of May 1, 2012, the Land Banks had acquired leases on approximately 1,338 acres and top leases on an additional 1,045 acres. Under the Lease Acquisition Agreement, we may purchase the leases, or portions of the leases, held by the Land Banks from time to time and are obligated to purchase all the leases held by the Land Banks within 20-24 months from the closing of the Share Exchange, subject to change by mutual consent. The aggregate purchase price for the leases will be equal to a 50% annualized return of the total investment raised by LB through the sale of its SFO Stock and utilized for the support of the Land Banks.

Land Bank investors will receive proceeds from the sale of leases by the Land Banks to SFL based on their Participation Agreements. We have entered into a variety of arrangements with affiliates that will raise capital through a private offering of participation interests, and in turn we will use these funds to acquire oil and gas leases selected by SFL. Additionally, at our discretion, we may borrow up to $150,000 of the funds from the Land Bank for testing the Barnett Cody #1 well owned by SFL.

As part of the commercial arrangement with the Land Banks, we guarantee all obligations of SFL under the Lease Acquisition Agreement. The amount of our financial risk related to these guarantees will depend on the amount and value of the leases that the Land Banks acquire. Based on current estimates we expect that we will be guaranteeing the purchase of up to $5,000,000 in leases, or more, which amount is subject to change.

Under the Lease Acquisition Agreement, SFL will have the right to acquire leases from the Land Banks. The aggregate purchase price for the leases will be equal to a 50% annualized return of the total investment raised by LB through the sale of its SFO Stock and utilized for the support of the Land Banks. SFL’s acquisitions of Leases may occur from time to time, but must be completed within two years from the date the Land Bank is formed. Additionally, if the Land Banks have loaned funds to complete the testing of the Barnett Cody #1 well owned by SFL, the loan will bear interest at 15% per year and be payable in full not later than 18 months after the Land Bank was formed.

At the time SFL completes the acquisition of all the Leases or pays the loan in full, whichever is later, the Lease Acquisition Agreement will require that SFL make an additional payment to the Land Bank equal to the greater of (a) 50% of the total contributions by participants to the Land Bank less the sum of (i) lease acquisition payments made by SFL to the Land Bank in excess of the Land Bank’s costs to acquire the leases plus (ii) aggregate interest paid on the loan to SFL or (b) an amount that, after taking into account the amount and timing of all distributions from the Land Bank to participants, will repay the participants’ contributions and provide a minimum of a 50% annual return to the participants on their unpaid contributions over the life of the Land Bank.

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

If, for any reason, SFL fails to acquire all remaining leases or repay the loan as discussed above, in addition to any other remedies it may have for such failure, the Land Bank may sell the remaining leases to other purchasers. Additionally, we will be liable if SFL does not perform its obligations.”

4.	Please provide us support for your statement that “[i]nterpretation and analysis of the logs and core samples from the test well indicated the potential for substantial production of oil and gas from the test-well site and surrounding acreage.” Also reconcile this disclosure with your statement on pages 27 and 47 that the analysis is not complete.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “Background” in its Form 8-K to include the following language:

“In 1997 our chairman of the board, Tom Griffin, established Santa Fe Texas, LLC (“SFT”), a business to engage in oil and gas exploration and production. That business drilled 25 vertical and horizontal wells in East Texas and achieved significant aggregate returns for investors in those projects. We have no ownership in the prior business wells drilled in East Texas. In December 2009 that business drilled a test well on a 76-acre lease in the Bend Arch-Fort Worth Basin in Texas. Interpretation and analysis of the logs and core samples from the test well indicated the potential for substantial production of oil and gas from the test-well site and surrounding acreage. Baker Hughes, a top-tier oilfield services company, interpreted the logs and Weatherford Laboratories, who is engaged in all facets of rock and fluid analysis for the purpose of evaluating hydrocarbon resources around the world, analyzed the core samples. The Baker Hughes log-interpretation report estimated 1.37 million barrels of oil at the Test Well site based on an 80-acre Project. The side-wall core samples were taken every two feet beginning a few feet below the Barnett Shale in the Ellenberger formation and above the Barnett Shale a few feet in the Marble Falls formation. The results show oil exists in a porous, 101-feet-thick blanket formation with the top of the formation at the initial test-well location at a depth of approximately 2,600 feet below the surface. The analysis of core samples by Weatherford Laboratories estimated 1.6 million barrels in place in the same 80-acre Project.”

5.	Please revise to clarify whether you own all of the wells described in this section and to describe the “strict selection guidelines” you will employ for your projects as mentioned in the third paragraph on page 7.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the Section entitled “Background” in its Form 8-K to include the following language:

“We have no ownership in the prior business or wells drilled in East Texas.”

•	The Company has revised the Section entitled “Our Business” in its Form 8-K to include the following language:

“We will employ strict selection guidelines for our projects including but not limited to 1) priority to projects with near term cash flow potential, pay-back period, quantity and quality of oil and gas reserves and utilizing premier oilfield services and engineering firms in analyzing and conducting our operations.”

6.	With a view toward balancing your disclosure like your statements on page 29 and your statement regarding “significant aggregate returns,” please tell us the status of the companies—other than the accounting firm—named in the last paragraph on page 29. Include in your response whether the companies you identify as “publicly traded” have filed all required reports with the Commission. Also note the disclosure required by Regulation S-K Item 401(f)(1).

Response: The Company acknowledges the Staff’s comment and has revised its Form 8-K to provide all disclosure required pursuant to Item 401 of Regulation S-K, promulgated under the Securities Act of 1933, as amended.

7.	Please describe the “deliverability uncertainties” mentioned on page 14. Include clear disclosure of why it is uncertain whether the property subject to your agreements is sufficiently proximate to pipelines and processing facilities.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “Risk Factors” in its Form 8-K to include the following language:

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

“Our ability to market and sell oil and gas successfully is subject to a number of factors that are beyond our control and that may adversely impact our ability to produce and sell oil and gas or to achieve profitability.

The marketability and price of oil or gas that may be acquired or discovered by us will be affected by numerous factors beyond our control.  Our ability to market our oil and gas may depend upon our ability to acquire space on pipelines that deliver oil or gas to commercial markets. We may also be affected by operational problems with such pipelines and facilities, and by government regulation relating to price, taxes, royalties, land tenure, allowable production, export of oil or gas, and by many other aspects of the oil and gas business.

Our revenues, profitability, and future growth and the carrying value of our oil and gas properties are substantially dependent on prevailing prices of oil and gas. Our ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and natural gas prices. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil, market uncertainty, and a variety of additional factors beyond our control. These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil or gas would have an adverse effect on the carrying value of our proved reserves, borrowing capacity, revenues, profitability, and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.”

8.	Please clarify what you mean when you refer to “working interest” and “net revenue interest” in this section. Also disclose the material terms of the lease, and file the lease as an exhibit.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “The Test Well Site” in its Form 8-K to include the following language:

“We hold a 100% working interest (75% net revenue interest) on approximately 76 acres located in the Fort Worth Basin in North Central Texas. A working interest is an interest in a mineral property that entitles the owner of that interest to all of share of the mineral production from the property, usually subject to a royalty. A working interest permits the owner to explore, develop, and operate the property. The working-interest owner bears the costs of exploration, development, and operation of the property and, in return, is entitled to a share of the mineral production from the property or to a share of the proceeds therefrom. It may be assigned to another party in whole or in part, or it may be divided into other special property interests. Net revenue interest is an interest net of the payment for a royalty.

The terms of the lease, a form of which is attached hereto as Exhibit 10.4, includes an expiration date of March 2014 or as long as there is commercial production of oil and gas. We have not yet started production. Our lease is located in the Bend Arch-Fort Worth Basin oil and gas producing province designated by the United States Geological Survey. Several prolific-producing fields have been discovered in this province beginning in the early 1900s. Since the turn of the 21st century, the Barnett Shale in the eastern part of the Fort Worth Basin has become one of the largest natural-gas-producing formations in North America. The Bend Arch-Fort Worth Basin has produced nearly 2.5 billion barrels of oil and 9 trillion cubic feet of natural gas and the Barnett Shale is a significant source and reservoir shale formation that extends throughout much of the Fort Worth Basin. At the test-well site, the Barnett Shale begins at a depth of approximately 2,600 feet. Another target oil and gas producing horizon in the region surrounding the test-well site will be the Marble Falls Formation, a layer of limestone and shaley (tight) limestone that lies directly above the Barnett Shale.”

•	The Company has filed the lease as an Exhibit 10.4 to its Form 8-K.

9.	Please provide us support for your statement in this section that “Barnett Shale in the eastern part of the Fort Worth Basin has become one of the largest natural-gas-producing formations in North America.”

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “The Test-Well Site” in its Form 8-K to include the following language:

“The terms of the lease, a form of which is attached hereto as Exhibit 10.4, includes an expiration date of March 2012 or as long as there is commercial production of oil and gas, with the option to extend the primary term for two years at the option of the lessee. The Company has exercised its option to extend the term, and the new expiration date is March 2014 or as long as there is commercial production of oil and gas. We have not yet started commercial production of oil and gas on our lease. Our lease is located in the Bend Arch-Fort Worth Basin oil and gas producing province designated by the United States Geological Survey. Several prolific-producing fields have been discovered in this province beginning in the early 1900s. Management believes that since the turn of the 21st century, the Barnett Shale in the eastern part of the Fort Worth Basin has become one of the largest natural-gas-producing formations in North America. At the test-well site, the Barnett Shale begins at a depth of approximately 2,600 feet. Another target oil and gas producing horizon in the region surrounding the test-well site will be the Marble Falls Formation, a layer of limestone and shaley (tight) limestone that lies directly above the Barnett Shale.”

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

10.	Clarify the nature of your interest that will remain after the participation interests mentioned in the first sentence of this section are sold.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “Participation Agreement for Land Acquisition” in its Form 8-K to include the following language:

“We have entered into a variety of arrangements with affiliates (“Land Banks”) that will raise capital to third party investors (“Participants”) through a private offering of participation interests, and in turn use its funds to acquire oil and gas leases selected by SFL.  Additionally, at our discretion, we may borrow up to $150,000 of the funds from the Land Bank for testing the Barnett Cody #1 well owned by SFL.

SFL has entered into Lease Acquisition Agreements with the Land Banks pursuant to which SFL will have the option from time-to-time to acquire leases held by the Land Banks at prices to be determined based on the date of each purchase and the obligation to buy any remaining leases the Land Bank owns at the end of a two (2) year period at a price determined by a preset formula as discussed below.

As part of the commercial arrangement, we guarantee all obligations of SFL under the Lease Acquisition Agreement.  The amount of our financial risk related to these guarantees will depend on the amount and value of the leases that the Land Bank acquires.  Based on current estimates we expect that we will be guaranteeing the purchase of up to $5,000,000 in leases, or more, which amount is subject to change.  Additionally, the Land Bank may lend up to $150,000 to SFL to fund the expenses of testing the Barnett Cody #1 well owned by SFL.

Under the Lease Acquisition Agreement, SFL will have the right to acquire leases from the Land Banks.  The aggregate purchase price for the leases will be equal to a 50% annualized return of the total investment raised by LB through the sale of its Company common stock and utilized for the support of the Land Banks. SFL’s acquisitions of Leases may occur from time to time, but must be completed within two years from the date the Land Bank is formed.  Additionally, if the Land Banks have loaned funds to complete the testing of the Barnett Cody #1 well owned by SFL, the loan will bear interest at 15% per year and be payable in full not later than 18 months after the Land Bank was formed.

At the time SFL completes the acquisition of all the Leases or pays the loan in full, whichever is later, the Lease Acquisition Agreement will require that SFL make an additional payment to the Land Bank equal to the greater of (a) 50% of the total contributions by Participants to the Land Bank less the sum of (i) Lease acquisition payments made by SFL to the Land Bank in excess of the Land Bank’s costs to acquire the Leases plus (ii) aggregate interest paid on the loan to SFL or (b) an amount that, after taking into account the amount and timing of all distributions from the Land Bank to Participants, will repay the Participants’ contributions and provide a minimum of a 50% annual return to the Participants on their unpaid contributions over the life of the Land Bank.  Participants in the Land Bank represent third party investors under separate agreements.

As an example, at the time of the filing of this Form 8-K, if a Participant invested $150,000 with the Land Bank and 1,000 acres was purchased, SFL could purchase the 1,000 acres from the Land Bank for $225,000 (investment plus 50% return) or at an effective rate of $225 per acre.

If, for any reason, SFL fails to acquire all remaining leases or repay the loan as discussed above, in addition to any other remedies it may have for such failure, the Land Bank may sell the remaining leases to other purchasers.  Additionally, we will be liable if Santa Fe Land does not perform its obligations.

As of the date of this filing, the Land Banks have leased approximately 1,338 acres in the general vicinity of the Barnett Cody #1 test well.  Additionally, the Land Bank has obtained “top leases” on approximately 1,045 acres of land also in the general vicinity of the Barnett Cody #1 test well.  A top lease is a lease taken on “top” of another preexisting lease, with the top lease becoming effective only after the termination of the first lease.  We believe that the acres structured under top leases will become available to be leased within a three month’s timeframe based upon discussions we have had with the land owners.  The Land Bank intends to continue leasing additional acres in the general area of the Barnett Cody #1 test well.”

11.	Please disclose the purchase price that the formulas in the second and fifth paragraphs would generate if the acquisitions occurred on a recent date; provide us with a clear explanation of how the formulas generated the prices you disclose in response to this comment. Also, clarify in your filing who the “Participants” are, the source and amount of “unpaid contributions,” and how “LB” can sell “SFO” stock as you disclose on page 3 if “SFO” is your wholly owned subsidiary as you disclose on page 2.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “Participation Agreement for Land Acquisition” in its Form 8-K as set forth in Comment 10, above.

12.	From your disclosure, it is unclear whether you have all permits, licenses and other authorizations necessary to conduct the planned business that you disclose. Please clarify and disclose the status of required approvals.

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “Governmental Regulation” in its Form 8-K to include the following language:

“The Company believes that through its affiliate entities, it has or will have all required permits, licenses and other authorizations necessary to conduct its business plan.”

13.	Your statement that you are currently not subject to the reporting requirements of Section 12 of the Securities Exchange Act of 1934 appears to be inconsistent with the facing page of your Form 10-K for the fiscal year ended December 31, 2011 which indicates that your common stock is registered pursuant to Section 12(g) of the Exchange Act. Additionally, please revise to clarify that you are currently subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934.

Response: The Company acknowledges the Staff’s comment. The facing page of our Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) erroneously indicated that we have a class of stock registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, the Company will file a Form 10-K/A to amend the facing page of the Form 10-K to indicate that our common stock is not registered pursuant to Section 12(g) of the Exchange Act. The Company is currently subject to the reporting requirements of Section 15(d) of the Exchange Act, and the Company has revised its filing to reflect this fact.

14.	Please remove references to the statutory safe harbor that is not applicable to penny stock issuers.

Response: The Company acknowledges the Staff’s comment and has removed references in its Form 8-K to the statutory safe harbor that is not applicable to penny stock issuers.

15.	We note your statements, “the Company adopted ASU No. 2010-03 on May 11, 2011 (commencement of operations). There was no immediate impact of this adoption given the Company had no production and its oil and natural gas reserves are considered probable as of December 31, 2011.” Also, on page 51 you state, “since the Company is in the development stage and its oil and natural gas property is considered probable, reserve data is not presented.” Please amend your document to remove any reference to your ownership of reserves. Alternatively, you may disclose such reserves in compliance with Items 1201-1208 of Regulation S-K and Compliance and Disclosure Interpretation – Oil and Gas Rules at www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response: The Company acknowledges the Staff’s comment and has revised its Form 8-K to remove references to its ownership of reserves.

16.	If you choose to make such disclosure, please provide us with the petroleum engineering reports you will (presumably) use as the basis for your December 31, 2011 oil and gas reserves disclosure with us. You may furnish these materials on digital media such as flash drive or compact disk.

The report should include:

a)	One-line recaps in spread sheet format for each property sorted by field within each reserve category including the dates of first booking and estimated first production for your undeveloped properties;

b)	Total company summary income forecast schedules for each reserve category;

c)	Individual reserve income forecasts for each of the wells/locations. Please ensure that these schedules and those referenced in b) above include well count, cumulative production and EUR figures;

d)	Engineering exhibits (e.g. narratives, maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations as well as the estimated capital costs for each of the properties.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in SEC Rule 83.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

Response: The Company acknowledges the Staff’s comment and has removed references in its Form 8-K to its ownership of reserves, as stated in its response to Comment 15, above. As such, the disclosure required by this Comment 16 is not applicable.

17.	Please amend your document to present a general discussion of the technologies used to establish the reasonable certainty for the proved reserves estimates you have disclosed. Refer to Item 1202(a)(6) of Regulation S-K.

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

Response: The Company acknowledges the Staff’s comment and has removed references in its Form 8-K to its ownership of reserves, as stated in its response to Comment 15, above. As such, the disclosure required by this Comment 17 is not applicable.

18.	We note disclosure that there is substantial doubt regarding your ability to continue as a going concern. Accordingly, please expand to describe the cash requirements necessary for you to continue your business as a going concern, including disclosure of the dollar amount of financing you believe is required to continue your business over the next twelve months. For further guidance, refer to Section IV.A of Securities Act Release 33-8350 “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “Liquidity and Capital Resources” in its Form 8-K to include the following language:

“At December 31, 2011, we had no cash and a working capital deficit of $418,000. At May 10, 2012, we had no cash to meet our outstanding obligations and conducting our oil and gas exploration and production activities.

A critical component of our operating plan is the ability to obtain additional capital through additional equity or debt financing. We do not believe that existing capital and anticipated funds from operations will be sufficient to execute our strategic plan during 2012 without either equity or debt financing. We have engaged an investment bank to raise up to $5 million in a private placement of our common stock. We believe that the $5 million of funding wil provide sufficient capital to conduct our business plan over the next twelve months. We plan to seek additional capital in the future to fund growth and expansion through additional equity or debt financing. No assurance can be made that such financing will be available.

We anticipate incurring operating losses over the next twelve months. Our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in their early stage of development, particularly companies in the oil and gas exploration industry. To address these risks we must, among other things, implement and successfully execute our business strategy. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition, and results of operations.”

19.	Please revise to clarify what you mean by “re-complete the test well.”

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “Plan of Operations” in its Form 8-K to include the following language:

“During the remainder of 2012, if sufficient funds are obtained, we plan to re-complete the test well that was originally drilled in December 2009 in the Barnett Shale and drill four additional wells, one of which will be a gas-injection well, at the test-well site. Because of a lack of funds, the test well was not previously completed and put into production as an operating well. Management believes that re-completing the test well will prove that oil and gas reserves are at the site and will be placed into production as an operating well. We plan to acquire oil and gas leases in the surrounding area and begin drilling additional five-well projects in the Barnett Shale. We also intend to drill horizontal wells in the Marble Falls Formation on the same acreage. The amount of leased acreage we acquire and the number of five-well projects in the Barnett Shale and horizontal wells in the Marble Falls Formation will depend to a large extent on whether we are successful in raising sufficient capital to execute this plan of operation.”

20.	We note that Vernon Hughes is not included in the table on page 29. Please tell us why his stock holdings are included in the disclosure in the last row of the table on page 28.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K to include Vernon Hughes as a control person in the table entitled “Directors and Executive Officers, Promoters and Control Persons.”

21.	Please clarify how warrants, like those you mention on page 2, are reflected in this table. See Instructions 1 and 2 of Regulation S-K Item 403 and Rule 13d-3(d)(1).

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

•	The Company has revised the section entitled “Security Ownership of Certain Beneficial Owners and Management” in its Form 8-K to reflect ownership of warrants and other convertible securities exercisable within sixty days in accordance with Instructions 1 and 2 of Item 403 of Regulation S-K, promulgated under the Securities Act, and Rule 13d-3(d)(1) of the Exchange Act.

22.	Please revise to include the dates during which Mr. Nelson served in the positions described and ensure that you have described Mr. Nelson’s business experience for the past five years. Also include the employer’s name as required by Regulation S-K Item 401(e)(1).

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised Mr. Nelson’s biography in its Form 8-K to include all information required by Item 401.

23.	Please note that the $100,000 threshold is not applicable to disclosure of your principal executive officer’s compensation. Also note that the formula for calculating the $100,000 threshold applicable to other executive officers differs from the formula you disclose in the first sentence of this section. See Instruction 1 to Regulation S-K Item 402(m), and revise your disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “Executive Compensation” in to include the following language:

“No executive officer of the Company received any compensation from the Company during 2011. No director of the Company received compensation in 2011.”

24.	Refer to the second paragraph of this section. Please clarify when the notes must be repaid. Also, please clarify whether the reference to “shares” in the second sentence of that paragraph means Santa Fe Petroleum shares or “SFO” shares.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “Executive Compensation” in to include the following language:

“Mr. Hall acquired all of his Company shares beneficially owned by him from a limited partnership controlled by Mr. Griffin in exchange for promissory notes totaling $83,478.26. The principal of and accrued interest upon the promissory notes shall be due and payable in equal quarterly installments, each in the amount of $20,869.57, commencing on the date on which the Lender consummates a reverse merger with a public company (the “Loan Commencement Date”) and continuing on the last day of each third month thereafter until the one year anniversary of the Loan Commencement Date, when the entire unpaid principal balance of this Note shall be due and payable in full. If Mr. Hall fails to pay the promissory notes, the shares will revert to the limited partnership. In addition, if Mr. Hall resigns as an officer of the Company or is terminated for cause, the limited partnership will have the right to acquire 4,000,000 of such shares if the resignation or termination occurs before May 10, 2013; 2,666,666 of such shares if the resignation or termination occurs after May 10, 2013 and before May 102, 2014; and 1,333,334 of such shares if the resignation or termination occurs after May 10, 2014 and before May 10, 2015.”

25.	Please revise to include all related transactions as required by Item 404 of Regulation S-K. For example, we note your disclosure under “Facilities” on page 11 and your disclosure on page 50.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “Certain Relationship and Related Transactions and Director Independence” in its Form 8-K to include the following language:

“CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Following is a description of certain relationships and related transactions between us and our directors, executive officers, and 5% stockholders. In the future, we plan to present all such possible transactions to our board of directors for consideration and approval. Any such transaction will require approval by a majority of the disinterested directors, and such transactions will be on terms no less favorable than those available to disinterested third parties.

Capitalization of SFO

On May 11, 2011, SFO acquired 100% of the member units of Santa Fe Land, LLC (“LAND”), which held the oil and gas lease and test well now owned by us, in exchange for 33,478,261 shares of common stock and 1,999,150 warrants to LAND member unit holders in exchange for their LAND member units. All the LAND member unit holders were entities under the control of Tom Griffin, our chairman of the board. This acquisition was accounted for as a combination of entities under common control; therefore, the assets transferred are reflected on our balance sheet at their historical cost basis of $494,132.

Share Exchange

In the Share Exchange described previously, Mr. Griffin exchanged 18,157,329 shares of SFO for 18,157,329 shares of our common stock and, Mr. Hall exchanged 8,347,826 shares of SFO for 8,347,826 shares of our common stock.

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

Land Banks

Santa Fe Land, LLC (“SFL”), a wholly owned subsidiary of SFO, has entered into Lease Acquisition Agreements (the “Lease Acquisition Agreement with Langtre LLC and Woodlake, LLC (the “Land Banks”), both wholly owned by Long Branch Petroleum, LP (“LB”) and Santa Fe Petroleum, LLC (“SFP”), its managing member. The President of both LB and SFP is Tom Griffin, the Company’s President and Chairman of the Board. The Land Bank arrangement, and other similar arrangements we intend to enter into, is designed to allow us to build an inventory of oil and gas leases utilizing less of our available funds. As of May 1, 2012, the Land Banks had acquired leases on approximately 1,338 acres and top leases on an additional 1,045 acres. Under the Lease Acquisition Agreement, we can purchase the leases, or portions of the leases, held by the Land Banks from time to time and are obligated to purchase all the leases held by the Land Banks within 20-24 months from the closing of the Share Exchange, subject to change by mutual consent. The aggregate purchase price for the leases will be equal to a 50% annualized return of the total investment raised by LB through the sale of its SFO common stock and utilized for the support of the Land Banks.

Land Bank Participation investors with the Land Banks subsequent to the closing of the Share Exchange will receive proceeds from the sale of leased by the Land Banks to SFL based on their Participation Agreements.

Our executive offices are located at 4011 W. Plano Parkway, Suite 126, Plano, Texas 75093, where we occupy approximately 1,000 square feet of office space. We pay rent of $1,500 per month under an arrangement with a company controlled by Mr. Griffin, which leases the space from an unaffiliated owner. We believe that our current office space and facilities will have to be expanded in the near future to meet our growth plans.

From May 11, 2011 (commencement of operations) through December 31, 2011, Santa Fe Petroleum, Inc. (“SFP Inc.”) expended $73,385 of funds on behalf of the Company and is recorded as a component of accounts payable, related parties in the accompanying consolidated balance sheet at December 31, 2011. SFP Inc. is owned entirely by entities under the control of the Principal Stockholder. The majority of the expenditures were related to compensation and legal expenses for the Company related to the Company preparing to structure a transaction to become a publicly traded company.

From May 11, 2011 (commencement of operations) through December 31, 2011, Santa Fe Petroleum, LLC (“SFP LLC”), expended $13,936 of funds on behalf of the Company and is recorded as a component of accounts payable, related parties in the accompanying consolidated balance sheet at December 31, 2011. SFP LLC is owned entirely by entities under the control of the Principal Stockholder. The majority of the expenditures were related to legal and consulting expenses for the Company related to the Company preparing to structure a transaction to become a publicly traded company.

We currently do not have a lease but we are accruing a pro-rata charge from a company controlled by the Principal Stockholder, which approximated $24,000 for the period from May 11, 2011 (commencement of operations) through December 31, 2011 and is included in the accompanying consolidated statement of operations.

We have engaged, and may engage in the future, in transactions with our affiliates or stockholders, officers and directors of our affiliates. TexTron Southwest, Inc. (“TexTron”) provides operating services including drilling of wells and ongoing operating management for oil and gas entities and is owned by entities under the control of the Principal Stockholder.”

26.	Refer to the last paragraph of this section. Please identify each related person as defined by Regulation S-K Item 404 who will receive proceeds from the sale of the leases, and disclose the amount each person will receive.

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “Land Banks” in to include the following language:

“Santa Fe Land, LLC (“SFL”), a wholly owned subsidiary of SFO, has entered into Lease Acquisition Agreements (the “Lease Acquisition Agreement with Langtre LLC and Woodlake, LLC (the “Land Banks”), both wholly owned by Long Branch Petroleum, LP (“LB”) and Santa Fe Petroleum, LLC (“SFP”), its managing member. The President of both LB and SFP is Tom Griffin, the Company’s President and Chairman of the Board. The Land Bank arrangement, and other similar arrangements we intend to enter into, is designed to allow us to build an inventory of oil and gas leases utilizing less of our available funds. As of May 1, 2012, the Land Banks had acquired leases on approximately 1,338 acres and top leases on an additional 1,045 acres. Under the Lease Acquisition Agreement, we can purchase the leases, or portions of the leases, held by the Land Banks from time to time and are obligated to purchase all the leases held by the Land Banks within 20-24 months from the closing of the Share Exchange, subject to change by mutual consent. The aggregate purchase price for the leases will be equal to a 50% annualized return of the total investment raised by LB through the sale of its SFO common stock and utilized for the support of the Land Banks.

Land Bank Participation investors with the Land Banks subsequent to the closing of the Share Exchange will receive proceeds from the sale of leased by the Land Banks to SFL based on their Participation Agreements.

Our executive offices are located at 4011 W. Plano Parkway, Suite 126, Plano, Texas 75093, where we occupy approximately 1,000 square feet of office space. We pay rent of $1,500 per month under an arrangement with a company controlled by Mr. Griffin, which leases the space from an unaffiliated owner. We believe that our current office space and facilities will have to be expanded in the near future to meet our growth plans.

From May 11, 2011 (commencement of operations) through December 31, 2011, Santa Fe Petroleum, Inc. (“SFP Inc.”) expended $73,385 of funds on behalf of the Company and is recorded as a component of accounts payable, related parties in the accompanying consolidated balance sheet at December 31, 2011. SFP Inc. is owned entirely by entities under the control of the Principal Stockholder. The majority of the expenditures were related to compensation and legal expenses for the Company related to the Company preparing to structure a transaction to become a publicly traded company.

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

From May 11, 2011 (commencement of operations) through December 31, 2011, Santa Fe Petroleum, LLC (“SFP LLC”), expended $13,936 of funds on behalf of the Company and is recorded as a component of accounts payable, related parties in the accompanying consolidated balance sheet at December 31, 2011. SFP LLC is owned entirely by entities under the control of the Principal Stockholder. The majority of the expenditures were related to legal and consulting expenses for the Company related to the Company preparing to structure a transaction to become a publicly traded company.

We currently do not have a lease but we are accruing a pro-rata charge from a company controlled by the Principal Stockholder, which approximated $24,000 for the period from May 11, 2011 (commencement of operations) through December 31, 2011 and is included in the accompanying consolidated statement of operations.

We have engaged, and may engage in the future, in transactions with our affiliates or stockholders, officers and directors of our affiliates. TexTron Southwest, Inc. (“TexTron”) provides operating services including drilling of wells and ongoing operating management for oil and gas entities and is owned by entities under the control of the Principal Stockholder.”

27.	Please furnish the information required by Item 701 of Regulation S-K for all securities sold by you within the past three years which were not registered under the Securities Act. See for example Item 701(d).

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “Recent Sales of Unregistered Securities” in its Form 8-K to include the following language:

“On December 1, 2010, we issued a total of 3,000,000 shares of our Common Stock (the “Placement Shares”) in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 904 of Regulation S, promulgated thereunder, to two individuals: (i) our then-Principal Executive Officer and Treasurer and (ii) our then-Principal Financial and Accounting Officer. The purchase price for the Placement Shares was equal to their par value, $0.0001 per share, amounting in the aggregate for all 3,000,000 shares to $300. The offer and sale of the Placement Shares did not involve any underwriters, underwriting discounts or commissions or any public offering. No advertising or general solicitation was employed in offering the securities.

On May 10, 2012, the Company completed the Share Exchange, as discussed in Items 1.01 and 3.01 of this Current Report on Form 8-K, and such sections are incorporated herein by reference.”

28.	Please disclose when your outstanding shares may be resold, reflecting the effect of Rule 144(i).

Response: The Company acknowledges the Staff’s comment and has revised the Form 8-K as follows:

•	The Company has revised the section entitled “Description of Securities” in its Form 8-K to include the following language:

“We are authorized to issue 200,000,000 shares of our Common Stock, $0.0001 par value, of which, as of May 10, 2012, 39,478,261 shares are issued and outstanding. Of these 39,478,261 shares of common stock outstanding, none may be resold unless (i) to a “non-U.S. person” (as that term is defined in Rule 902(k) of Regulation S, promulgated under the Securities Act) in accordance with the Rule 904 of Regulation S, (ii) in a private resale pursuant to Rule 4(1), (iii) to a “qualified institutional buyer” (as that term is defined in rule 144A(a)(1) of the Securities Act) in accordance with Rule 144A(d) of the Securities Act, or (iv) until (x) the Company has been current in its filing requirements under the Exchange Act (other than current reports on Form 8-K) for a period of twelve months, and (y) one year has elapsed since the filing of this Form 8-K.”

29.	We see that the auditors of the accounting acquirer are different from the auditors of the registrant. Please file an Item 4.01 Form 8-K for the auditor that will not continue. In this regard, the accountant that is no longer associated with the registrant’s financial statements is the predecessor accountant.

Response: The Company acknowledges the Staff’s comment. The Company’s auditors have not resigned and have not been dismissed. If and when the Company’s current auditors resign or are dismissed, the Company will file an Item 4.01 Form 8-K disclosing this fact.

30.	You disclose on page 7 that SFO was formed in 2010 and that SFO’s subsidiary was formed in 2009. However, we see that the financial statements included in your filing indicate a commencement of operations date of May 11, 2011. Please explain to us how you determined the appropriate periods to present in your financial statements and why you believe the periods presented in your filing are complete. In that regard, as applicable, your filing should include financial statements for your company and any predecessor entities, as that term is defined in rule 405 of Regulation C, for all periods required by Article 8 of Regulation S-X. Please note that for purposes of financial statements, designation of a business as a predecessor generally occurs where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant’s own operations before the succession appear insignificant relative to the operations assumed or acquired.

Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

Response: The Company acknowledges the Staff’s comment. The Company’s financial statements do not include any predecessor entities, as that term is defined in Rule 405 of Regulation C, for the following reasons:

•	Inclusion of such predecessor entities would cause the Company’s financial statements to only reflect an asset with equal equity and would have no cash flow or income statement impact; and
•	Inclusion of such predecessor entities would cause the Company’s financial statements to have no value to any shareholder, with a possible negative impact created by the audit fees, etc.

31.	Please add a description of the consummated reverse merger with Baby All Corp., including a description of the impact on your financial statements and a description of the accounting applied. Refer to FASB ASC 855-10-25-4.

Response: The Company acknowledges the Staff’s comment and has revised its Form 8-K as follows:

•	The Company has revised Note 10 in its Form 8-K to include the following language:

“On May 10, 2012, Operating and Baby All Corp. (“Baby All”) entered into a Share Exchange Agreement ((the Exchange Agreement”. Pursuant to the Exchange Agreement, the shareholders of Operating were issued a share of Baby All’s common stock, $0.0001 par value (Common Stock”) in exchange for each of their shares of Operating. As a result, the shareholders of Operating were issued 33,478,261 shares of Common Stock and Operating became a wholly-owned subsidiary of Baby All upon the closing of the Share Exchange. Additionally, the shareholders of Operating were issued warrants to purchase 6,764,856 shares of Common Stock at $0.50 per share.

For accounting purposes, this transaction is being accounted for as a reverse merger, since the stockholders of Operating will own and control approximately 84.8% of Baby All’s outstanding Common Stock. In connection with the reverse merger, the Company will change its name to Santa Fe Petroleum, Inc.”

32.	As a related mater, please have your auditor consider whether their report should be dual-dated in light of the significant subsequent event.

Response: The Company acknowledges the Staff’s comment, and the auditors have revised their report to be dual-dated in light of the significant subsequent event.

33.	Please file all exhibits required by Item 601 of Regulation S-K. For example, we note:

•	the Lease Acquisition Agreements;
•	the “variety of arrangements with affiliates to sell participation interests as disclosed in the first sentence on page 8;
•	the consulting agreements mentioned on page 11; and
•	the exhibits mentioned on pages 32 and 33.

Response: The Company acknowledges the Staff’s comment and has filed with its Form 8-K all exhibits required by Item 601 of Regulation S-K, promulgated under the Securities Act. The Company has not filed the consulting agreements mentioned on page 11, as these are oral agreements, and the Company has revised its filing to reflect that fact.

In addition to our response to the aforementioned questions, we acknowledge that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please feel free to contact Bruce Hall, our Chief Executive Officer and Chief Financial Officer, at 972-841-6298 or at brucearthurhall@gmail.com.

Sincerely,

Santa Fe Petroleum, Inc.

/s/ Bruce A. Hall
Bruce A. Hall, CEO & CFO